

November 22, 2013

Via E-Mail
David H. Taylor
Chief Financial Officer
Lorillard, Inc.
714 Green Valley Road
Greensboro, North Carolina 27408

      **Re:    Lorillard, Inc.**
              **Form 10-K for the Year Ended December 31, 2012**
              **Filed February 19, 2013**
              **Form 10-Q for the Quarter Ended September 30, 2013**
              **Filed October 23, 2013**
              **File No. 001-34097**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item &. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 32

Pension and Postretirement Benefit Obligations

1. We note from your disclosure in Note 16 that approximately 38% of your pension plan assets were valued using level 3 inputs to arrive at their fair values at December 31, 2012. Given this factor, it appears that the assumptions used to arrive at the fair value of a significant portion of your pension plan assets involve a certain amount of subjectivity.

As such, please revise the critical accounting estimates section of MD&A to disclose the nature of the level 3 inputs used to arrive at the fair value of your pension plan assets including those assumptions that are subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

Note 21. Consolidating Financial Information, page 82

2.  We note your disclosure that in June 2009, April 2010, August 2011 and August 2012, Lorillard Tobacco issued Notes which are unconditionally guaranteed by the Company for the payment and performance of Lorillard Tobacco's obligation in connection therewith.  Please confirm to us, and revise to disclose that the guarantee is full and unconditional.  See Rule 3-10(c) of Regulation S-X.

Form 10-Q for the Quarter Ended September 30, 2013

Note 20. Legal Proceedings, page 27

3.  We note that in regards to the Engle Progeny cases, the court entered a final judgment awarding plaintiffs compensatory damages in several cases in 2012 and 2013.  We also note your disclosure at the top of page 29 that other than for State Settlement Agreements and the Evans case, no amounts have been provided in the financial statements because management has concluded that it is not probable that a loss has been incurred in any material pending litigation against Lorillard.  In regards to these Engle Progeny cases in which it appears that a judgment has been entered against Lorillard (e.g. *Alexander, Calloway, Cohen, Ruffo,* and *Gafney*), please tell us if any amounts have been accrued for in the financial statements as of September 30, 2013.  If not, please explain to us why you do not believe an accrual is necessary.  See ASC 450-20-25-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations, page 48

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 48

4.  Please revise your discussion of cost of sales to quantify the significant cost components within this broad category, such as raw material costs, unit sales volume, and Food and Drug Administration fees, that have contributed to the change in cost of sales expense between periods.  For example, you state that the decrease in cost of sales for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 reflects lower expenses related to the State Settlement Agreements, and lower unit sales volume, partially offset by higher cigarette raw material input costs and higher Food

and Drug Administration fees, however other than the expenses related to the State Settlement Agreements, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief